Exhibit 99.1

Cenovus reports first-quarter 2020 results

Calgary, Alberta (April 29, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) continued to deliver safe and reliable operations in the first quarter of 2020 while demonstrating its ability to take swift and decisive steps to enhance its financial resilience and protect its balance sheet in the face of the global macro-economic challenges caused by the COVID-19 pandemic. The company’s first-quarter financial results were impacted by the significant decline in global demand and pricing for crude oil and refined products caused by COVID-19 and exacerbated by a dispute between Saudi Arabia and Russia that resulted in increased oil supply.

“The strength of our balance sheet, the quality of our long-life oil sands reserves and the flexibility of our business to respond quickly to the changing external environment have positioned us well to withstand an extended period of low oil prices,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “When global economic conditions improve, we’ll be ready to contribute to Canada’s economic recovery in a meaningful way.”

Financial & production summary
(for the period ended March 31)	2020 Q1	2019 Q1	% change
Financial ($ millions, except per share amounts)
Cash from operating activities	125	436	-71
Adjusted funds flow[1], 2	-146	1,005
Per share diluted	-0.12	0.82
Free funds flow[1], 2	-450	688
Operating earnings (loss)[1]	-1,187	69
Per share diluted	-0.97	0.06
Net earnings (loss)	-1,797	110
Per share diluted	-1.46	0.09
Capital investment	304	317	-4
Production[3] (before royalties)
Oil sands (bbls/d)	387,036	342,980	13
Conventional liquids[3],4 (bbls/d)	29,766	28,003	6
Total liquids[3,4] (bbls/d)	416,802	370,983	12
Total natural gas (MMcf/d)	395	458	-14
Total production[4] (BOE/d)	482,594	447,270	8

[1] Adjusted funds flow, free funds flow and operating earnings/loss are non-GAAP measures. See Advisory.

[2] The prior period has been reclassified to conform with the current period treatment of non-cash inventory write-downs.

[3] Includes oil and natural gas liquids (NGLs).

[4] Cenovus’s Deep Basin segment has been renamed the Conventional segment and now includes the company’s Marten Hills asset. For a description of Cenovus’s operations, refer to the Reportable Segments section of Management's Discussion and Analysis.

Response to COVID-19

In response to the COVID-19 pandemic, Cenovus took swift action to protect the health and safety of its staff and ensure the continuity of its business. Following the guidance of public health officials, the company directed all staff who are able to do so to work from home, established mandatory self-isolation protocols and restricted travel policies as well as implemented active health screening, physical distancing and advanced cleaning and sanitation measures at its field operations.

Business flexibility and balance sheet strength

Over the past two years, Cenovus has worked diligently to reduce its sustaining capital and operating costs, maintain capital discipline and strengthen its balance sheet. In the first quarter of 2020 and in early April, the company implemented significant additional measures to enhance its financial resilience in response to the recent decline in commodity prices and the overall weak business environment. Cenovus announced the temporary suspension of its crude-by-rail program and, as a result, updated its production guidance for the year. The company reduced its 2020 capital spending guidance by $600 million at the midpoint of the range and lowered its forecast operating costs for the year by approximately $100 million compared with its original 2020 budget. Cenovus also announced a $50 million reduction in its general and administrative (G&A) spending guidance for 2020, a temporary suspension of its dividend and the deferral of investment decisions on major growth projects.

Cenovus is actively managing its production levels as market conditions change to optimize the value it receives for its products. Currently, Cenovus’s oil sands production has been ramped down by approximately 60,000 barrels per day (bbls/d), and the company has flexibility to quickly ramp up production when market conditions improve. Based on analysis conducted during past production ramp-downs, the company is confident in its ability to safely reduce production even further without impacting the integrity of its reservoirs. Through its experience operating under voluntary and mandatory production curtailments, Cenovus has demonstrated ability to manage volume reductions of nearly 100,000 bbls/d.

Cenovus believes its revised capital spending and business plans will ensure ongoing safe and reliable operations and adherence to regulatory commitments as well as enable it to proceed with necessary maintenance at its operations.

“We’ve built a solid financial framework and flexible business plan that provide us with multiple options to continue to manage our balance sheet prudently,” said Pourbaix. “We’ve adjusted our 2020 business plan to navigate this period of volatile commodity prices and remain focused on preserving the strength of our balance sheet.”

Liquidity

Cenovus has a $4.5 billion committed credit facility, with no maturities until late 2022 and late 2023. In April, to further strengthen its liquidity position, the company secured commitments from several of its existing Canadian lenders for an additional $1.1 billion committed credit facility.

“Our ability to secure a significant new credit facility in this challenging market gives us even more financial flexibility to withstand a prolonged period of low oil prices,” said Pourbaix. “And it is a testament to the confidence our lenders have in our company.”

In addition to its committed credit facilities, Cenovus has a further $1.6 billion of uncommitted bilateral credit lines and no bond maturities until late 2022. As of March 31, 2020, Cenovus had drawn approximately $550 million from its committed credit facilities and its uncommitted bilateral credit lines. The company’s jointly-owned non-operated refining business has further uncommitted bilateral credit lines, of which Cenovus’s share is approximately US$138 million. Cenovus’s share of short-term borrowings against these lines was approximately US$103 million as of March 31, 2020. This portfolio of facilities and longer-term maturities provides ample liquidity and runway to sustain the company’s operations through the current market downturn.

Cenovus’s net debt was approximately $7.4 billion at the end of the first quarter, compared with net debt of about $6.5 billion at the end of 2019. The increase in net debt was primarily due to unrealized foreign exchange losses associated with U.S. dollar denominated debt, the draws against the company’s credit lines and Cenovus’s proportional share of borrowing by its refining partnership during the quarter. Cenovus remains committed to its long-term net debt target of $5 billion; however, the timeline for reaching this target depends on the duration of the current commodity price environment.

First-quarter financial results

In the first quarter of 2020, the average price of West Texas Intermediate (WTI) declined 16% compared with the same period a year earlier. High crude oil inventory levels and takeaway constraints caused the average differential between WTI and Western Canadian Select (WCS) prices to widen 66% in the first quarter compared with the same period in 2019. This contributed to a 54% decline in realized pricing for Cenovus’s crude oil in the first quarter from a year earlier, to $22.74 per barrel (bbl).

First-quarter cash from operating activities was $125 million compared with $436 million the previous year, while adjusted funds flow declined to a shortfall of $146 million compared with adjusted funds flow of more than $1 billion in the same period of 2019. The company had a free funds flow shortfall of approximately $450 million in the quarter compared with free funds flow of $688 million a year earlier.

Cenovus had a first-quarter operating margin shortfall of $589 million compared with operating margin of more than $1.2 billion in the same period in 2019. The decrease was primarily due to lower average realized oil prices, a refining and marketing operating margin shortfall that included $253 million in non-cash inventory write-downs, non-cash inventory write-downs of $335 million related to the company’s upstream business, increased transportation and blending costs, and upstream realized risk management losses compared with gains in 2019. First-quarter results were negatively impacted by the timing of condensate and refinery inventory use in a falling commodity price environment. Condensate blended to produce heavy oil and refinery feedstock used in the first quarter were purchased when prices were higher.

The company had a first-quarter operating loss of approximately $1.2 billion compared with operating earnings of $69 million in the same quarter in 2019, primarily due to the operating margin shortfall and higher depreciation, depletion, and amortization (DD&A) in its conventional segment that included a non-cash impairment charge of $315 million related to the decline in forward crude oil and natural gas prices. Cenovus had a net loss of approximately $1.8 billion compared with net earnings of $110 million a year earlier. The net loss was primarily due to the operating loss and non-operating foreign exchange losses of $589 million compared with gains of $209 million in the first quarter of 2019. The net loss was partially offset by a deferred income tax recovery of $348 million compared with an expense of $41 million in the first quarter of 2019 and lower unrealized risk management losses in the first quarter compared with a year earlier.

Operating highlights

Oil sands

First-quarter production at Cenovus’s Christina Lake and Foster Creek oil sands projects was approximately 387,000 bbls/d, up from nearly 343,000 bbls/d in the same period in 2019. The increase was mainly driven by the company’s use of Alberta’s Special Production Allowance (SPA) program for incremental barrels shipped by rail and by reduced mandatory curtailment levels compared with the first quarter of 2019.

In the first quarter, Cenovus loaded an average of almost 91,000 bbls/d of its own crude oil for transport by rail, up from about 89,000 bbls/d in the fourth quarter of 2019. First-quarter transportation and blending costs reflected the fact that Cenovus’s crude-by-rail program continued to operate at normal capacity levels through most of the period. With the wind-down of the rail program now essentially completed, Cenovus does not anticipate taking advantage of the SPA program for the foreseeable future. As a result, the company’s oil sands production is now forecast to be between 350,000 bbls/d and 400,000 bbls/d for 2020, a 6% reduction at the mid-point of the range compared with its original 2020 forecast announced in its December 2019 budget.

First-quarter oil sands operating costs were $7.75/bbl, down 14% from the same period a year earlier, primarily due to higher year-over-year sales volumes and lower natural gas prices, partially offset by higher gas consumption.

At Christina Lake, the steam to oil ratio (SOR) was 2.0 in the first quarter, unchanged from a year earlier. The SOR at Foster Creek was 2.8, down slightly from 2.9 a year earlier.

Conventional

Cenovus’s conventional segment was previously referred to as the Deep Basin segment and now includes the Marten Hills asset. The comparative period has been restated to reflect this change.

Conventional production averaged almost 96,000 barrels of oil equivalent per day (BOE/d) in the first quarter, an 8% decrease from the same period in 2019, due to natural declines from lower sustaining capital investment, partially offset by production of 3,600 bbls/d from Marten Hills and reduced downtime related to third-party pipeline outages compared with the first quarter of 2019. As part of the recently announced 2020 budget update, Cenovus has suspended the majority of its remaining planned capital spend in the conventional segment.

Total conventional operating costs declined 2% to $9.01/BOE in the first quarter of 2020 compared with the previous year, driven by decreased workforce costs, property tax and lease costs as well as lower repairs and maintenance activity. The decrease was partially offset by lower sales volumes and higher waste fluid handling and trucking costs for Marten Hills.

Refining and marketing

Cenovus’s Wood River, Illinois and Borger, Texas refineries, which are co-owned with the operator, Phillips 66, performed well in the first quarter, including a year-over-year increase in crude oil runs and refined product output. Planned turnaround work, maintenance activity and unplanned outages during the quarter had less of an impact on operations than in the first three months of 2019. Average crude runs increased 18% to 442,000 bbls/d in the first quarter compared with the same period in 2019. Late in the first quarter of 2020, Wood River and Borger began to reduce crude rates in response to the economic slowdown caused by COVID-19.

Cenovus had a refining and marketing operating margin shortfall of $375 million in the first quarter, compared with operating margin of $304 million in the same period of 2019. The decrease was due to lower market crack spreads and reduced crude advantage. Refining and marketing recorded first-quarter non-cash inventory write-downs of $253 million due to lower refined product and crude oil prices.

Cenovus’s refining operating margin is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, operating margin from refining and marketing would have been $87 million higher in the first quarter, compared with $143 million lower in the same period in 2019.

Health and safety

Cenovus remains focused on delivering industry-leading safety performance through its focus on risk management and asset integrity. The company continued its strong safety performance in the first quarter of 2020 with zero significant incidents and solid results in the prevention of recordable injuries and process safety events.

Sustainability

Cenovus remains committed to achieving the targets it has set in four key environmental, social and governance (ESG) focus areas. The company continues to work on the plan for pursuing those targets over the next decade and anticipates being in a position to provide more detail in late 2020.

Conference Call Today

9 a.m. Mountain Time (11 a.m. Eastern Time)

Cenovus will host a conference call today, April 29, 2020, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY

Basis of Presentation

Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Barrels of Oil Equivalent

Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This news release contains references to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted funds flow, capitalization, free funds flow, operating earnings (loss) and net debt, which are non-GAAP measures, and operating margin, which is an additional subtotal found in Note 1 of Cenovus's Interim Consolidated Financial Statements for the period ended March 31, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com). These measures do not have a standardized meaning as prescribed by IFRS. Readers should not consider these measures in isolation or as a substitute for analysis of the company's results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions, as well as reconciliations to GAAP measures, and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” on page 1 of Cenovus's Management's Discussion & Analysis (MD&A) for the period ended March 31, 2020 (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Forward-looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document is identified by words such as “achieving”, “anticipate”, “believes”, “committed”, “continue”, “ensure”, “expect”, “focus”, “forecast”, “plan”, “position”, “protect”, “pursuing”, “provide”, “resilience”, “support”, “target” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: our ability to withstand an extended period of low oil prices; our oil sands assets having the flexibility to support a value-based approach to production; our ability to safely reduce production further without impacting the integrity of our reservoirs; our revised capital spending and business plans being sufficient to ensure safe and reliable operations, adherence to regulatory commitments and enable proceeding with necessary maintenance; preserving the strength of our balance sheet; ample liquidity and runway to sustain operations through a prolonged market downturn; attaining long-term net debt target of $5 billion; benefits to results in future periods due to the purchase of low cost condensate and refinery feedstock at current prices; delivering industry-leading safety performance through our focus on risk management and asset integrity; our four ESG focus areas and related targets and ambitions.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include, but are not limited to: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2020 guidance (dated April 1, 2020), available at cenovus.com; global demand for refined products will resume and prices will rise; continued access to short-term capital such as credit and demand facilities; impact of measures implemented to enhance the company’s resilience; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long term; future narrowing of crude oil differentials; the ability of our refining capacity, dynamic storage, existing pipeline commitments and financial hedge transactions to partially mitigate a portion of our WCS crude oil volumes against wider differentials; our ability to decrease production in our oil sands operations without compromising our assets; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects, development programs or stages thereof; our ability to generate sufficient liquidity to meet our current and future obligations; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; the availability of Indigenous owned or operated businesses; our ability to develop, access and implement all technology and equipment necessary to achieve expected future results, and that such results are realized.

2020 guidance, dated April 1, 2020, assumes: Brent prices of US$39.00/bbl, WTI prices of US$34.00/bbl; WCS of US$18.50/bbl; Differential WTI-WCS of US$15.50/bbl; AECO natural gas prices of $2.00/Mcf; Chicago 3-2-1 crack spread of US$8.30/bbl; and an exchange rate of $0.70 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include, but are not limited to: our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; maintaining sufficient liquidity to sustain operations through a prolonged market downturn; the duration of the market downturn; excessive widening of the WTI-WCS differential; unexpected consequences related to the Government of Alberta’s mandatory production curtailment; the effectiveness of our risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; our ability to maintain desirable ratios of net debt to adjusted EBITDA as well as net debt to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgments; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; cost escalations; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation and litigation related thereto; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to our business, including potential cyberattacks; risks associated with climate change and our assumptions relating thereto; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; changes in general economic, market and business conditions; the impact of production agreements among OPEC and non-OPEC members; the political and economic conditions in the countries in which we operate or which we supply; the occurrence of unexpected events, such as pandemics, fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events, and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. For a full discussion of Cenovus’s material risk factors, refer to “Risk Management and Risk Factors” in the Corporation’s annual 2019 MD&A and the MD&A for the period ended March 31, 2020, and to the risk factors described in other documents Cenovus files from time to time with securities regulatory authorities in Canada, available on SEDAR at sedar.com, and with the U.S. Securities and Exchange Commission on EDGAR at sec.gov, and on the Corporation’s website at cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by sustainably developing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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